Exhibit 2.4

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

AND WAIVER OF CONDITIONS PRECEDENT

FOR GOOD AND VALUABLE CONSIDERATION set forth herein and IN HAND RECEIVED, this First Amendment to Purchase and Sale Agreement and Waiver of Conditions Precedent (this “Amendment”) is made and entered into as of May 1, 2014, by and between Pacer Energy, Ltd. (“Pacer”) and Parsley Energy, L.P. (“Parsley”).  This Amendment amends that certain Purchase and Sale Agreement by and between the Parties executed March 27, 2014 (the “Agreement”). All capitalized terms not otherwise defined herein shall have the meanings assigned under the Agreement.

I.

Amendment

1.Section 2.01 of Article II of the Agreement is hereby deleted.  Substituted in place of the deleted text shall be the following:

“Section 2.01  Purchase Price.  The Purchase Price for the Assets shall be the sum of One Hundred Sixty-Five Million Two Hundred Eighty-One Thousand Eight Hundred Sixteen and 79/100 Dollars ($165,281,816.79) in immediately available funds, subject to adjustment as provided for in Section 10.01.”

II.

Waiver of Conditions Precedent

Parsley waives all objections to Closing based on the claims of Pioneer Natural Resources (“Pioneer”) set forth in Pioneer’s letter dated April 23, 2014, attached hereto as Exhibit A (the “Letter”).  Parsley shall be assigned and shall own and is hereby assigned and does own all claims to the designated Assets referenced in the Letter and Pacer assigns all, right, title, claims, and against Pioneer arising from, or related to, the alleged events detailed in the Letter to Parsley. If Parsley sues or countersues Pioneer for a claim related to, or arising out of, the dispute set forth in the Letter and Pioneer then brings a claim against Pacer, Parsley will defend and indemnify Pacer against those claims; provided the claims do not arise from alleged fraud, willful misconduct, or similar alleged torts, in which case no defense or indemnity will be provided.

III.

Data

The following is inserted as Section 16.16 of the Agreement:

“Section 16.16.  Data.  As to each well drilled on the Leases and Lands herein, Buyer shall provide Seller a copy of all well data including open and cased hole logs, daily drilling and completion reports, pressure data, production data, and regulatory filings.”

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EXECUTED as of the day and year first above written.

Pacer Energy, Ltd.
By:	Alpine Production, LLC, its General Partner

By:	/s/ Dennis Ferstler
Dennis Ferstler, Manager

Parsley Energy, L.P.
By:	Parsley Energy Management, LLC, its General Partner

By:	/s/ Michael W. Hinson
Michael W. Hinson, Vice President, Land

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